                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------
                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D

                                 --------------
                                  PSICOR, INC.
                           (NAME OF SUBJECT COMPANY)

                            BAXTER INTERNATIONAL INC.
                          BAXTER HEALTHCARE CORPORATION
                          BAXTER CVG SERVICES II, INC.
                                   (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                   0007449011
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                      ------------------------------------

                              JAY P. WERTHEIM, ESQ.
                               VICE PRESIDENT, LAW
                          BAXTER HEALTHCARE CORPORATION
                              17221 RED HILL AVENUE
                            IRVINE, CALIFORNIA 92714
                                 (714) 474-6415
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH A COPY TO:
                             JOSEPH J. GIUNTA, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             300 SOUTH GRAND AVENUE
                          LOS ANGELES, CALIFORNIA 90071
                           TELEPHONE: (213) 687-5000


                                NOVEMBER 29, 1995

                            -------------------------

      DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS

CUSIP No.  0007449011         14D-1


--------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
          BAXTER INTERNATIONAL INC.

--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     //   (a)
2.   //   (b)

--------------------------------------------------------------------------------

3.   SEC USE ONLY


--------------------------------------------------------------------------------
     SOURCE OF FUNDS
4.
          AF

--------------------------------------------------------------------------------

5.   //   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6.
          DELAWARE

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. 1,931,426 See Section 11 of the Offer to Purchase dated November 29, 1995 filed as Exhibit (a)(1) to the Statement (as defined herein)
--------------------------------------------------------------------------------

8.   //   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
9.
          44.3%

--------------------------------------------------------------------------------

     TYPE OF REPORTING PERSON
10.
          HC and CO
--------------------------------------------------------------------------------

CUSIP No.  0007449011         14D-1
--------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
     Baxter Healthcare Corporation
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     //   (a)
2.   //   (b)

--------------------------------------------------------------------------------

3.   SEC USE ONLY


--------------------------------------------------------------------------------

     SOURCE OF FUNDS
4.
     WC
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6.
          DELAWARE

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.
     1,931,426 See Section 11 of the Offer to Purchase dated November 29, 1995 filed as Exhibit (a)(1) to the Statement
--------------------------------------------------------------------------------

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
9.
          44.3%
--------------------------------------------------------------------------------

     TYPE OF REPORTING PERSON
10.
          CO
--------------------------------------------------------------------------------

CUSIP No.  00074490111        14D-1

--------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
          Baxter CVG Services II, Inc.
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2.   //   (a)
     //   (b)

--------------------------------------------------------------------------------

3.   SEC USE ONLY


--------------------------------------------------------------------------------
     SOURCE OF FUNDS
4.
          AF

--------------------------------------------------------------------------------

5.   //   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6.
     PENNSYLVANIA

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.
          1,931,426 See Section 11 of the Offer to Purchase dated November 29, 1995 filed as Exhibit (a)(1) to the Statement
--------------------------------------------------------------------------------

8.   //   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
9.
     44.3%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON
10.

          CO
--------------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D (the "Statement") dated November 29, 1995 filed by Baxter CVG Services II, Inc. ("Purchaser"), a Pennsylvania corporation and direct wholly owned subsidiary of Baxter Healthcare Corporation ("Parent"), a Delaware corporation and indirect wholly owned subsidiary of Baxter International Inc. ("International"), a Delaware corporation, (Purchaser, Parent, International, collectively, the "Bidders"), relating to Purchaser's offer to purchase all outstanding shares of Common Stock, no par value (the "Shares") of PSICOR, Inc., a Pennsylvania corporation (the "Company"), at $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Statement (which are herein referred to as the "Offer"). Capitalized terms not separately defined herein shall have the meanings specified in the Statement.

ITEM 10.  ADDITIONAL INFORMATION.

     (c) The waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m. on December 13, 1995.

     (e) The Company has advised the Bidders about the following matters relating to a complaint captioned Reiss, et al. v. PSICOR, Inc. and PSICOR Office Laboratories, Inc., Docket No. UNN-L-6687-95 (the "Reiss Action"), that was filed in the Superior Court of New Jersey Law Division, Union County (the "New Jersey Court"), on November 21, 1995 and amended on November 27, 1995. The Reiss Action alleges fraud, breach of contract and breach of the implied covenant of good faith by the Company and POL stemming from, among other things, the termination of the plaintiffs' employment with POL which occurred on or about November 1, 1995. On December 6, 1995 the Company learned that an Order to Show Cause (Without Restraints) (the "New Jersey Order") was filed by the New Jersey Court on December 4, 1995 which, among other things, scheduled a hearing for January 10, 1996 as to why a preliminary injunction should not be issued restraining and enjoining the Company and POL from, among other things, divesting, selling, disposing of or otherwise transferring ownership of POL. On December 6, 1995 the Company and POL filed a complaint captioned PSICOR, Inc. and PSICOR Office Laboratories, Inc. v. Reiss, et al., Docket No. 695157, in the Superior Court of the State of California for the County of San Diego alleging various claims against the plaintiffs in the Reiss Action and others (collectively, the "Defendants") for, among other things, breach of contract and fraud in connection with PSICOR's 1994 acquisition of POL from the Defendants. Such complaint seeks unspecified damages and declaratory relief. On December 15, 1995, the Company and POL will file a Motion to Dismiss the Reiss Action generally based on improper venue. If such Motion to Dismiss is not successful, the Company intends to seek the acceleration of the January 10, 1996 hearing contemplated by the New Jersey Order.

     Under the terms of the Offer, Purchaser is not required to consummate the Offer if, among other things, it determines that "if POL has not been sold pursuant to a Higher POL Offer, ... all conditions precedent to the closing of the transactions contemplated by the POL Agreement shall not be capable of being satisfied promptly." It is a condition to the obligations of the Company, Dunaway Holdings and POL to consummate the transactions contemplated by the POL Purchase Agreement that "no temporary restraining order, preliminary injunction or permanent injunction or other order precluding, restraining, enjoining, preventing or prohibiting the consummation of the [POL Purchase] Agreement shall have been issued by any Federal, state or foreign court or other governmental or regulatory authority and remain in effect." No injunction has been issued regarding the transactions contemplated by the POL Agreement, and the New Jersey Order does not specifically prohibit the consummation of such transactions prior to the January 10, 1996 hearing. However, if such an injunction is issued, or if the issues raised by the New Jersey Order are not otherwise satisfactorily resolved prior to the January 3, 1996 scheduled expiration of the Offer, the Purchaser may review its rights and obligations with respect to the Offer. The Company has advised the Bidders that the Company intends to vigorously defend the Reiss Action and any attempt by the plaintiffs to enjoin or delay the sale of POL.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: December 14, 1995

                                 BAXTER INTERNATIONAL INC.

                                 By: /S/ HARRY M. JANSEN KRAEMER JR.
                                     --------------------------------------
                                   Name:     Harry M. Jansen Kraemer Jr.
                                   Title:    Senior Vice President
                                             and Chief Financial Officer

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: December 14, 1995

                                 BAXTER HEALTHCARE CORPORATION

                                 By: /S/ JAY P. WERTHEIM
                                     --------------------------------------
                                   Name:     Jay P. Wertheim
                                   Title:    Vice President, Law

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: December 14, 1995

                                 BAXTER CVG SERVICES II, INC.

                                 By: /S/ JAY P. WERTHEIM
                                     --------------------------------------
                                   Name:     Jay P. Wertheim
                                   Title:    Vice President and Secretary